Exhibit 12.1

Ocwen Financial Corporation and Subsidiaries

Computation of Earnings to Fixed Charges

(Dollars in Thousands)

	Six Months Ended June 30
	2005	2004
Earnings:
Income (loss) from continuing operations before income taxes and effect of change in accounting principle	$8,110	$15,920
Less: (Losses) and undistributed income of equity investees
Add:
Interest expensed and capitalized, except interest on deposits, and amortization of capitalized debt expenses	14,264	7,221
Interest on deposits	3,286	7,715
Interest component of rental expense	605	451

Total fixed charges (1)	18,155	15,387

Earnings (losses) for computation purposes	$26,265	$31,307

Ratio of earnings to fixed charges:
Including interest on deposits (2)	1.45	2.03
Excluding interest on deposits (2)	1.55	3.08

(1)	Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.
(2)	The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes, adjusted for losses and undistributed income of equity investees plus fixed charges by (y) fixed charges.